

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08033202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/07___ AND ENDING ___09/30/08___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSVC, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2222 Kalakaua Avenue,   Suite 1212
(No. and Street)

PROCESSED

Honolulu   HI   96815   DEC 1 0 2008
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   **THOMSON REUTERS**
Mark Mukai   (808) 441-0002
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – if individual, state last, first, middle name)

13116 South Western Avenue,   Blue Island,   Illinois   60406
(Address)   (City)   (State)   (Zip Code)

Securities and Exchange Commission
RECEIVED

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant

DEC 0 1 2008

☐ Accountant not resident in United States or any of its possessions.

Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Mark K. Mukai_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___JSVC, LLC_____, as

of _____September 30, , 20 08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____
Signature

STATE OF HAWAII
CITY AND COUNTY OF HONOLULU

CEO, CFO, Manager
Title

_____
Notary Public

MY COMMISSION EXPIRES: 03/20/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSVC, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2008

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Member of
JSVC, LLC

We have audited the accompanying statement of financial condition of JSVC, LLC as of September 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JSVC, LLC as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 17, 2008

JSVC, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$	62,569
Securities owned:		
Marketable, at market value		61,445
Not readily marketable, at		
estimated fair value		100,000
TOTAL ASSETS	$	224,014

MEMBER'S CAPITAL

MEMBER'S CAPITAL	$	224,014

The accompanying notes are an integral part of this financial statement.

JSVC, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Delaware on October 24, 2003. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days, when acquired by the Company, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value as determined by the managing member. The resulting difference between cost and market value (or estimated fair value) is included in income.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

As a limited liability company with only one member, the Company has elected to file as a sole proprietorship for federal income tax purposes. Income taxes are therefore the responsibility of the sole member of the Company.

JSVC, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2008

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2008 the Company's net capital and required net capital were $107,873 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 4 - RELATED PARTIES

The Company is affiliated through common ownership with Mark Mukai, a Law Corporation and Tre Kronor Smorgesbanken LLC (TKSB).

The sole member has provided administrative assistance and other services to the Company without reimbursement.

Pursuant to terms of a written agreement, the Company has paid $25,000 to TKSB for office space it has provided during the year ended September 30, 2008.

NOTE 5 - SECURITIES OWNED

Securities owned consist of the following securities:

Equity securities at market value	$ 61,445
Restricted equity securities at estimated fair value	100,000
Total Securities Owned	$ 161,445

JSVC, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2008

NOTE 6 - OPERATING AGREEMENT

Various terms, such as restrictions on changes in membership interest, etc., are contained in the operating agreement. At the current time the managing member is the sole member of the Company. Therefore, any events instigated by the managing member should not be restricted by any terms contained in the operating agreement. However, those considering the purchase of membership interests in the Company should read the operating agreement prior to making such an investment.

